SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

ELTEK LTD.
(Name of Registrant)
Sgoola Industrial Zone, Petach Tikva, Israel
(Address of Principal Executive Office)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

    Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

    If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-12012 and 333-123559.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD. (Registrant)

By:	/s/ Amnon Shemer
Amnon Shemer
Chief Financial Officer

Date: November 22, 2010

Press Release

Eltek Reports Net Profit of $125,000 for Third Quarter 2010

PETACH-TIKVA, Israel, November 22, 2010 (NASDAQ:ELTK) - Eltek Ltd., the leading Israeli manufacturer of advanced flex-rigid circuitry solutions, announced today its financial results for the quarter ended September 30, 2010.

Third Quarter 2010:

Revenues for the quarter ended September 30, 2010 were $9.0 million, the same as the revenues for the second quarter of 2010 and a decrease of 6% from the $9.6 million revenues reported in the third quarter of 2009.

Gross profit for the third quarter of 2010 was $1.4 million (15.2% of revenues), an increase over the gross profit of $1.3 million (14.2% of revenues) in the second quarter of 2010 and similar to the gross profit of $1.4 million (14.9% of revenues) in the third quarter of 2009.

Operating profit for the third quarter of 2010 was $57,000 compared to an operating loss of $203,000 in the second quarter of 2010 and operating profit of $40,000 in the third quarter of 2009.

Net profit for the third quarter of 2010 was $125,000 or $0.02 per fully diluted share, compared with a net loss of $509,000 or ($0.08) per fully diluted share in the second quarter of 2010 and a net loss of $73,000 or ($0.01) per fully diluted share in the third quarter of 2009. The increase in net profit is mainly attributable to reduced financial and selling expenses.

First nine months of 2010:

Revenues for the nine months ended September 30, 2010 were $27.5 million, similar to the revenues of $27.5 million, recorded in the first nine months of 2009.

Gross profit for the first nine months of 2010 was $3.7 million (13.4% of revenues), compared to gross profit of $4.4 million (16.0% of revenues) in the first nine months of 2009.

Operating loss for the first nine months of 2010 was $704,000 compared with an operating profit of $86,000 in the first nine months of 2009.

Net loss for the first nine months of 2010 was $1.1 million or ($0.13) per fully diluted share compared with a net loss of $151,000, or ($0.02) per fully diluted share in the first nine months of 2009.

While the Company reported a net profit in the third quarter of 2010, as a result of the losses recorded in the first two quarters of the year the Company’s shareholders’ equity has fallen below the required level under the financial covenants in respect of the Company’s loans and lines of credit with two of its banks. Although compliance with the financial covenants will next be measured based on the Company’s audited financial statements as of December 31, 2010, the cumulative losses for the first nine months of 2010 may likely result in non compliance at year end. As a result, accounting standards require the Company to re-classify at this time $1.3 million of its bank debt from long term to short term. Based on past experience, where the company was granted waivers from these banks under similar circumstances, the Company intends to seek waivers from the banks. There can be no assurance that the banks will grant the requested waivers. Failure to successfully obtain the waivers or additional capital may have a material adverse effect on the Company’s business, results of operations and financial position.

In addition to the Company’s efforts to return to profitability, it is actively seeking alternatives to strengthen its capital, either from its shareholders and/or other sources.

EBITDA:

In the quarter ended September 30, 2010, Eltek had EBITDA of $744,000 compared with EBITDA of $465,000 in the second quarter of 2010 and EBITDA of $537,000 in the third quarter of 2009. In the first nine months of 2010, Eltek had EBITDA of $1.2 million compared with EBITDA of $1.6 million in the same period in 2009.

ELTEK uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income interest, taxes, depreciation and amortization. EBITDA is provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company's business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. EBITDA should not be considered in isolation or as a substitute for comparable measures calculated and presented in accordance with GAAP. Reconciliation between the company's results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statement of Operations

Management Comments:

Arieh Reichart, President and Chief Executive Officer of Eltek commented: "We are glad to report net income this quarter, which was achieved in spite of the lower exchange rate of the US dollar compared to the NIS. Our financial expenses were reduced this quarter, contributing to the net profit, mainly as a result of: (1) the increase in the exchange rate of the Euro compared to the NIS, which resulted in an increase in the value of the receivables payable to us by our European customers; and (2) part of the net loss on hedging transactions which was recorded at the end of the second quarter (due to accounting standards that required us to re-evaluate the value of our open hedging transactions for future periods as of the balance sheet date) was reversed in this quarter.”

About the Company
Eltek is Israel's leading manufacturer of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multilayered and flex-rigid boards. Eltek's technologically advanced circuitry solutions are used in today's increasingly sophisticated and compact electronic products. For more information, visit Eltek's web site at www.eltekglobal.com.

Forward Looking Statement:
Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission.

ELTEK LTD.
Unaudited Consolidated Statements of Operations For the period ended September 30, 2010 (In thousands US$, except per share data)

	Three months ended		Nine months ended		Year ended
	September 30,		September 30,		December 31,
	2010	2009	2010	2009	2009

Revenues	9,004	9,552	27,489	27,471	36,442
Costs of revenues	(7,638)	(8,126)	(23,801)	(23,080)	(30,882)

Gross profit	1,367	1,426	3,686	4,391	5,560

Selling, general and administrative expenses	(1,309)	(1,386)	(4,392)	(4,305)	(6,016)

Operating profit (loss)	57	40	(704)	86	(456)

Financial Income (exp.), net	75	(115)	(411)	(259)	(424)

Other income, net	1	0	2	4	4

Income (loss) before income tax expenses	134	(75)	(1,114)	(169)	(876)

Income tax benefit (expenses), net	1	15	(9)	(29)	(34)

Net profit (loss)	135	(60)	(1,124)	(198)	(910)

Net profit (loss) attributable to non controlling interest	(10)	(13)	58	47	30

Net profit (loss) attributable to shareholders	125	(73)	(1,066)	(151)	(880)

Earning (loss) per share

Basic net income (loss) per ordinary share	0.02	(0.01)	(0.13)	(0.02)	(0.13)

Diluted net income (loss) per ordinary share	0.02	(0.01)	(0.13)	(0.02)	(0.13)

Weighted average number of ordinary shares
used to compute basic net income (loss) per
ordinary share (in thousands)	6,610	6,610	6,610	6,610	6,610

Weighted average number of ordinary shares
used to compute diluted net income (loss) per
ordinary share (in thousands)	6,610	6,610	6,610	6,610	6,610

ELTEK LTD. Unaudited Consolidated Balance Sheets As of September 30, 2010 (In thousands US$)

	September 30,		December 31,
	2010	2009	2009
Assets

Current assets
Cash and cash equivalents	1,219	2,080	1,258
Receivables: Trade, net of provision for doubtful accounts	7,201	7,708	6,932
Other	323	367	222
Inventories	4,283	3,785	3,938
Prepaid expenses	214	228	241

Total current assets	13,241	14,168	12,591

Assets held for employees' severance benefits	1,558	1,417	1,432

Fixed assets, less accumulated depreciation	8,207	9,241	9,175

Goodwill	540	582	573

Total assets	23,547	25,408	23,771

Liabilities and shareholders' equity

Current liabilities
Short-term credit and current maturities of long-term debts	7,939	6,013	5,638
Accounts payable: Trade	5,277	4,946	4,666
Related parties	745	599	713
Other	3,913	3,669	3,558

Total current liabilities	17,874	15,227	14,575

Long-term liabilities
Long term debt, excluding current maturities	114	2,847	2,617
Employee severance benefits	1,568	1,439	1,440

Total long-term liabilities	1,682	4,286	4,057

Equity
Ordinary shares, NIS 0.6 par value authorized 50,000,000 shares, issued and outstanding 6,610,107 as of September 30, 2009, 6,610,107 as of September 30, 2008 and 6,610,107 as of December 31, 2008	1,384	1,384	1,384
Additional paid-in capital	14,328	14,328	14,328
Cumulative translation adjustment related to change in reporting currency	2,626	2,658	2,635
Cumulative foreign currency translation adjustments	310	325	309
Capital reserve	695	695	695
Accumulated deficit	(15,587)	(13,793)	(14,522)
Shareholders' equity	3,757	5,598	4,829
Non controlling interest	234	296	310
Total equity	3,991	5,895	5,139

Total liabilities and shareholders' equity	23,547	25,408	23,771

ELTEK LTD. Unaudited Non-GAAP EBITDA Reconcilliations
For the period ended September 30, 2010
(In thousands US$, except per share data)

Non-GAAP EBITDA Reconcilliations	Three months ended		Nine months ended		Year ended
	September 30,		September 30,		December 31,
	2010	2009	2010	2009	2009
	Unaudited

GAAP net loss	125	(73)	(1,066)	(151)	(880)
Add back items:

Financial expenses, net	(75)	115	411	259	424
Income tax (benefit) expense	(1)	(15)	9	29	34
Depreciation	695	510	1,870	1,458	2,030
Adjusted EBITDA	744	537	1,224	1,595	1,608